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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PACER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69373H

(Cusip Number)

Michael D. Weiner Apollo Management IV, L.P. 1999 Avenue of the Stars, Suite 1900 Los Angeles, CA 90067 (310) 201-4100	James Lurie, Esq. O’Melveny & Myers LLP 30 Rockefeller Plaza New York, New York 10112 (212) 408-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

                         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

                         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

CUSIP Number 69373H

1.	Name of Reporting Person: APOLLO MANAGEMENT IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 SHARES

		8.	Shared Voting Power: 12,142,075 SHARES

		9.	Sole Dispositive Power: 0 SHARES

		10.	Shared Dispositive Power: 12,142,075 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,142,075 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.0%

14.	Type of Reporting Person (See Instructions): PN

Page 2 of 19 Pages

CUSIP Number 69373H

1.	Name of Reporting Person: APOLLO ADVISORS IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 SHARES

		8.	Shared Voting Power: 12,142,075 SHARES

		9.	Sole Dispositive Power: 0 SHARES

		10.	Shared Dispositive Power: 12,142,075 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,142,075 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.0%

14.	Type of Reporting Person (See Instructions): PN

Page 3 of 19 Pages

CUSIP Number 69373H

1.	Name of Reporting Person: APOLLO OVERSEAS PARTNERS IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 SHARES

		8.	Shared Voting Power: 618,095 SHARES

		9.	Sole Dispositive Power: 0 SHARES

		10.	Shared Dispositive Power: 618,095 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 618,095 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): PN

Page 4 of 19 Pages

CUSIP Number 69373H

1.	Name of Reporting Person: APOLLO INVESTMENT FUND IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,741,580 SHARES

		8.	Shared Voting Power: 1,782,400 SHARES

		9.	Sole Dispositive Power: 9,741,580 SHARES

		10.	Shared Dispositive Power: 1,782,400 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,523,980 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.3%

14.	Type of Reporting Person (See Instructions): PN

Page 5 of 19 Pages

CUSIP Number 69373H

1.	Name of Reporting Person: COYOTE ACQUISITION LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,782,400 SHARES

		8.	Shared Voting Power: 0 SHARES

		9.	Sole Dispositive Power: 1,782,400 SHARES

		10.	Shared Dispositive Power: 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,782,400 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): OO

Page 6 of 19 Pages

CUSIP Number 69373H

1.	Name of Reporting Person: COYOTE ACQUISITION II LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 618,095 SHARES

		8.	Shared Voting Power: 0 SHARES

		9.	Sole Dispositive Power: 618,095 SHARES

		10.	Shared Dispositive Power: 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 618,095 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): OO

Page 7 of 19 Pages

CUSIP Number 69373H

Item 1.	Security and Issuer
(The Reporting Persons have voluntarily chosen to disclose their beneficial ownership of the Issuer's securities on this Schedule 13D rather than on a Schedule 13G.)

The title and class of equity securities to which this statement relates is:

Common Stock, with $0.01 par value, of Pacer International, Inc., a Tennessee corporation.

The name of the issuer and address of its principal executive offices are:

Pacer International, Inc.
2300 Clayton Road, Suite 1200
Concord, CA 94520

Item 2.	Identity and Background

                           This Schedule 13D is filed jointly by (i) Apollo Management IV, L.P. a Delaware limited partnership ("Management"), (ii) Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors"), (iii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands ("AOP"), (iv) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF"), (v) Coyote Acquisition LLC, a Delaware limited liability company ("Coyote I"), and (vi) Coyote Acquisition II LLC, a Delaware limited liability company ("Coyote II"). The foregoing entities are hereinafter referred to collectively as the "Reporting Persons." The principal office of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                           AIF, AOP, Coyote I and Coyote II are principally engaged in the business of investing in securities. Advisors, an affiliate of Management, is principally engaged in the business of serving as general partner of, and providing investment advice to, AIF and managing general partner of AOP. The sole member of Coyote I is AIF and the sole member of Coyote II is AOP. Management is principally engaged in serving as manager of each of AIF, AOP, Coyote I and Coyote II and managing their day-to-day operations.

                            Apollo Capital Management IV, Inc., a Delaware corporation ("ACM IV"), is the general partner of Advisors. ACM IV is principally engaged in the business of serving as the general partner of Advisors. AIF IV Management, Inc., a Delaware corporation ("AIF IV"), is the general partner of Management. AIF IV is principally engaged in serving as general partner to Management. The respective addresses of the principal office of ACM IV and AIF IV is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                            Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administration") is the administrative general partner of AOP. Administration is principally engaged in the business of serving as administrative general partner of AOP. The principal place

Page 8 of 19 Pages

CUSIP Number 69373H

of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                            Attached as Appendix A to Item 2 is certain information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                           Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

Item 3.	Source and Amount of Funds or Other Consideration

                           The purchase by Coyote I and Coyote II of the common stock of the Issuer described in Item 4 below was financed with cash on hand from contributions by AIF and AOP, respectively, which in turn were financed from cash on hand from contributions of the partners of each of AIF and AOP, respectively, as the case may be. All such contributions are in the ordinary course and pursuant to (equity) investor commitments to the respective entities.

Item 4.	Purpose of Transaction

                           In 1999, Coyote I and APL Limited, a Delaware corporation ("APL") entered into a stock purchase agreement, dated March 15, 1999 (the "APL Purchase Agreement"), a copy of which is filed as Exhibit 1 hereto and is incorporated by reference to this Item 4, pursuant to which Coyote I and Coyote II acquired the common stock of APL Land Transport Services, Inc., a Tennessee corporation ("APL Land") and a predecessor corporation to Pacer International Inc. (the "Issuer"), for $300 million (the "Recap Transaction"). Immediately following the consummation of the Recap Transaction, APL Land acquired, for approximately $202 million, the common stock of Pacer Logistics, Inc. ("Logistics"), a privately held third party logistics provider (the "Logistics Acquisition" and together with the Recap Transaction, the "Transactions"). Upon completion of the Logistics Acquisition, APL Land was renamed Pacer International, Inc. In the Recap Transaction, Coyote I and Coyote II purchased 17,824,000 and 956,000 shares of the Issuer's common stock, respectively, at a purchase price of $5.00 per share for aggregate consideration of $89 million and $4.8 million, respectively. (All shares and per share data in this Schedule 13D gives effect to a two-for-one stock split effected on June 7, 2002 prior to the initial public offering of the Issuer's common stock.)

                           The APL Purchase Agreement contains other terms and conditions. The foregoing description of the agreement is qualified in its entirety by reference to the text of such agreement, a copy or form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Page 9 of 19 Pages

CUSIP Number 69373H

                            Pursuant to a plan of reorganization between the Issuer and Coyote I and prior to the effective date of the registration statement on Form S-1 relating to the initial public offering of the Issuer's common stock (the "Form S-1 Registration Statement"), Coyote I contributed all of its assets (consisting solely of 17,824,000 shares of common stock of the Issuer) to the Issuer in exchange for newly issued shares of the Issuer's common stock. The Issuer issued 17,824,000 shares of its common stock to Coyote I. Subsequent to the reorganization and prior to the effective date of the Form S-1 Registration Statement, Coyote I distributed 16,041,600 of such shares of the Issuer's common stock to its sole member, AIF. Coyote I retained ownership of the remaining 1,782,400 shares.

                            Pursuant to the initial public offering that took place on June 12, 2002, AIF and Coyote II sold 6,300,020 and 337,905 shares of the Issuer's common stock, respectively. After giving effect to the initial public offering, AIF, Coyote I and Coyote II owned 9,741,580, 1,782,400 and 618,095 shares of the Issuer's common stock, respectively.

                           The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

                           The shares of common stock shown as beneficially owned by AIF include the shares of common stock owned by Coyote I. The shares of common stock shown as beneficially owned by Management include the shares of common stock shown as beneficially owned by Coyote I, Coyote II and AIF. The shares of common stock shown as beneficially owned by AOP include the shares of common stock shown as beneficially owned by Coyote II. Each of Advisors, ACM IV and AIF IV may also be deemed to beneficially own the shares of common stock owned by Coyote I, Coyote II and AIF.

(a)	Management and Advisors beneficially own 12,142,075 shares of common stock of the Issuer, which represents approximately 33.0% of the class. AIF beneficially owns 11,523,980 shares of common stock of the Issuer, which represents approximately 31.3% of the class. Coyote I beneficially owns 1,782,400 shares of common stock of the Issuer, which represents approximately 4.8% of the class. AOP beneficially owns 618,095 shares of common stock of the Issuer, which represents approximately 1.7% of the class. Coyote II beneficially owns 618,095 shares of common stock of the Issuer, which represents approximately 1.7% of the class. The percentage of the class beneficially owned by each Reporting Person is based on 36,832,048 shares of Issuer's common stock outstanding as represented to the Reporting Persons by the Issuer on February 5, 2003.

Page 10 of 19 Pages

CUSIP Number 69373H

(b)	AIF, Coyote I and Coyote II have the sole power to vote or to direct the vote of or the sole power to dispose or to direct the disposition of 9,741,580, 1,782,400 and 618,095 shares of common stock of the Issuer, respectively. Management, Advisors, AOP and AIF have the shared power to vote or to direct the vote of or shared power to dispose or to direct the disposition of 12,142,075, 12,142,075, 618,095 and 1,782,400 shares of common stock of the Issuer, respectively.

Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. Information concerning the identity and background of such persons who share in the power to vote or to direct the vote of or to dispose or direct the disposition of such common stock is as set forth in Item 2 and Appendix A to Item 2 and is incorporated herein by reference. The responses set forth in Item 4 are incorporated herein.

(c), (d) and (e) None or not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                          On May 28, 1999, in connection with the APL Purchase Agreement, Coyote I and Coyote II (the "Coyote Entities") entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement") a copy of which is filed as Exhibit 2 hereto and is incorporated by reference to this Item 6. Under the agreement, the Coyote Entities obtained demand and incidental registration rights. As a result, upon written request, the Issuer is obligated to prepare and file a registration statement covering the shares so requested to be registered by Coyote Entities. All the 12,142,075 shares of common stock owned by the Coyote Entities after the initial public offering have registration rights under the Registration Rights Agreement. If the Issuer proposes to register any of its own common stock for sale to the public, the Coyote Entities have the opportunity to include their common stock in the same or concurrent registration statement filed by the Issuer.

                           Coyote I and Coyote II entered into a Shareholders' Agreement, dated as of May 28, 1999, with APL and the Issuer (the "APL Shareholders' Agreement"), a copy of which is filed as Exhibit 3 hereto and is incorporated by reference to this Item 6. Among other matters, the APL Shareholders' Agreement contains provisions restricting the rights of APL to transfer its shares of the Issuer's common stock and grants the other parties thereto certain rights in the event the Coyote Entities sell or transfer more than 25% of the Issuer's common stock held by such entities.

                           Coyote I and Coyote II also entered into a Shareholders' Agreement, dated as of May 28, 1999, with the Issuer, Donald C. Orris, Gerry Angeli, Robert L. Cross, Gary I. Goldfein, Allen E. Steiner, John W. Hein and Richard P. Lyland (the "Management Shareholders' Agreement") a copy of which is filed as Exhibit 4 hereto and is incorporated by reference to this Item 6. Among other matters, the Management Shareholders' Agreement contains provisions restricting the Issuer's right to engage in certain transactions with Apollo Management, L.P. or any of its affiliates.

Page 11 of 19 Pages

CUSIP Number 69373H

                            Furthermore, Coyote I and Coyote II entered into a Shareholders' Agreement, dated as of May 28, 1999, with the Issuer, BT Capital Investors, L.P. and Pacer International Equity Investors, LLC (the "Investors Shareholders' Agreement") a copy of which is filed as Exhibit 5 hereto and is incorporated by reference to this Item 6. Among other matters, the Investors Shareholders' Agreement grants the other parties thereto certain rights in the event the Coyote Entities sell or transfer the Issuer's common stock, and grants to certain of the Reporting Persons a voting proxy with respect to 387,925 shares or 1.1% of the shares of common stock to be outstanding after the offering by BT Capital Investors, L.P. and Pacer International Equity Investors, LLC, coupled with the exclusive right to take all actions in such proxyholder's sole and absolute discretion.

                            The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement by and between APL Limited and Coyote Acquisition LLC, dated as of March 15, 1999 (incorporated by reference to Exhibit No. 4.4 to the Issuer's Registration Statement on Form S-4 (333-85041-01) filed with the SEC on August 12, 1999).

Exhibit 2	Registration Rights Agreement by and among Coyote Acquisition LLC, Coyote Acquisition International II LLC and Pacer International, Inc., dated as of May 28, 1999 (incorporated by reference to Exhibit 4.18 to the Issuer's Registration Statement on Form S-4 (333-85041-01) filed with the SEC on August 12, 1999).

Exhibit 3	Shareholders' Agreement among APL Limited, Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC, dated as of May 28, 1999 (incorporated by reference to Exhibit No. 4.12 to the Issuer's Registration Statement on Form S-4 (333-85041-01) filed with the SEC on August 12, 1999).

Exhibit 4	Shareholders' Agreement by and among Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC and The Management Stockholders, dated as of May 28, 1999 (incorporated by reference to Exhibit No. 4.13 to the Issuer's Registration Statement on Form S-4 (333-85041-01) filed with the SEC on August 12, 1999).

Exhibit 5	Shareholders' Agreement by and among Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC, BT Capital Investors, L.P. and Pacer International Equity Investors, LLC, dated as of May 28, 1999 (incorporated by reference to

Page 12 of 19 Pages

CUSIP Number 69373H

Exhibit No. 4.14 to the Issuer's Registration Statement on Form S-4 (333-85041-01) filed with the SEC on August 12, 1999).

Exhibit 6	Joint Filing Agreement.

Page 13 of 19 Pages

CUSIP Number 69373H

SIGNATURE

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV Management, Inc. its general partner

	By:	/s/ Michael D. Weiner

	Name: Title:	Michael D. Weiner Vice President

Date: February 13, 2003	APOLLO ADVISORS IV, L.P.

	By:	Apollo Capital Management IV, Inc. its general partner

	By:	/s/ Michael D. Weiner

	Name: Title:	Michael D. Weiner Vice President

Date: February 13, 2003	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	Apollo Advisors IV, L.P., its general partner

	By:	Apollo Capital Management IV, Inc. its general partner

	By:	/s/ Michael D. Weiner

	Name: Title:	Michael D. Weiner Vice President

Page 14 of 19 Pages

CUSIP Number 69373H

Date: February 13, 2003	APOLLO INVESTMENT FUND IV, L.P.

	By:	Apollo Advisors IV, L.P. its general partner

	By:	Apollo Capital Management IV, Inc. its general partner

	By:	/s/ Michael D. Weiner

	Name: Title:	Michael D. Weiner Vice President

Date: February 13, 2003	COYOTE ACQUISITION LLC

	By:	Apollo Management IV, L.P. as manager

	By:	AIF IV Management, Inc. its general partner

	By:	/s/ Michael D. Weiner

	Name: Title:	Michael D. Weiner Vice President

Date: February 13, 2003	COYOTE ACQUISITION II LLC

	By:	Apollo Management IV, L.P. as manager

	By:	AIF IV Management, Inc. its general partner

	By:	/s/ Michael D. Weiner

	Name: Title:	Michael D. Weiner Vice President

Page 15 of 19 Pages

CUSIP Number 69373H

EXHIBIT 6

AGREEMENT OF JOINT FILING
PACER INTERNATION, INC.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 13th day of February, 2003.

APOLLO MANAGEMENT IV, L.P.

By:	AIF IV Management, Inc. its general partner

By:	/s/ Michael D. Weiner

Name: Title:	Michael D. Weiner Vice President

APOLLO ADVISORS IV, L.P.

By:	Apollo Capital Management IV, Inc. its general partner

By:	/s/ Michael D. Weiner

Name: Title:	Michael D. Weiner Vice President

Page 16 of 19 Pages

CUSIP Number 69373H

APOLLO OVERSEAS PARTNERS IV, L.P.

By:	Apollo Advisors IV, L.P., its general partner

By:	Apollo Capital Management IV, Inc. its general partner

By:	/s/ Michael D. Weiner

Name: Title:	Michael D. Weiner Vice President

APOLLO INVESTMENT FUND IV, L.P.

By:	Apollo Advisors IV, L.P. its general partner

By:	Apollo Capital Management IV, Inc. its general partner

By:	/s/ Michael D. Weiner

Name: Title:	Michael D. Weiner Vice President

COYOTE ACQUISITION LLC

By:	Apollo Management IV, L.P. as manager

By:	AIF IV Management, Inc. its general partner

By:	/s/ Michael D. Weiner

Name: Title:	Michael D. Weiner Vice President

Page 17 of 19 Pages

CUSIP Number 69373H

COYOTE ACQUISITION II LLC

By:	Apollo Management IV, L.P. as manager

By:	AIF IV Management, Inc. its general partner

By:	/s/ Michael D. Weiner

Name: Title:	Michael D. Weiner Vice President

Page 18 of 19 Pages

CUSIP Number 69373H

APPENDIX A TO ITEM 2

          The following sets forth information with respect to certain of the general partners, executive officers, directors and principal shareholders of Advisors, ACM IV, AIF IV, and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York, 10577, and each such person or entity is a citizen of the United States of America.

          The principal business of Advisors is to provide advice regarding investments by, and serving as general partner to, AIF and AOP. The principal business of ACM IV is that of serving as general partners of Advisors. The principal business of Management is to serve as manager of Coyote I, Coyote II, AIF and AOP.

          The directors and principal executive officers of ACM IV and AIF IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of ACM IV and AIF IV. Messrs. Black and Hannan are also founding principals of Advisors. Mr. Black is the President and director of AIF IV, which is the general partner of Management. Mr. Hannan is the Vice President and director of AIF IV. AIF IV is principally engaged in the business of serving as general partner of Management.

          Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive investment managers (collectively “Apollo Advisors”) with respect to the Apollo investment funds, Apollo Real Estate Advisors, L.P. and its successive investment managers (collectively “AREA”) with respect to the Apollo real estate investment funds. The principal business of Apollo Advisors is to provide advice regarding investments in securities on behalf of the Apollo investment funds and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments on behalf of the Apollo real estate investment funds. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, NY 10019.

          Marc E. Becker, Michael S. Gross, Joshua J. Harris, and Bruce H. Spector are principals of certain affiliates of Management, who together with John J. Hannan are directors of the Issuer. Each of AIF, AOP, Advisors, Management, ACM IV, AIF IV, Mr. Becker, Mr. Gross, Mr. Hannan, Mr. Harris, Mr. Spector, Mr. Black and their respective affiliates disclaim beneficial ownership of all securities of the Issuer, except to their pecuniary interest therein, if any.

Page 19 of 19 Pages